SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NII HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	91-1671412
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10700 Parkridge Boulevard, Suite 600, Reston, Virginia	20191

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to a General Instruction A.(d), please check the following box. [ X ]

Securities Act registration statement file number to which this form relates:	__________________________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

On October 28, 2002, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order confirming the Revised Third Amended Joint Plan of Reorganization (the “Plan”) of NII Holdings, Inc. (the “Company”). The “Effective Date” of the Plan is November 12, 2002 (the “Effective Date”). Since the Effective Date, the Company has been governed by its Restated Certificate of Incorporation (the “Amended Certificate”) and its Amended and Restated Bylaws (the “Amended Bylaws”).

The Amended Certificate establishes that upon the Effective Date and in accordance with the Plan, the authorized capital stock of the Company consists of 110,000,001 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share (the “New Common Stock”), 1 share of preferred stock, par value $1.00 per share (“Special Director Preferred Stock”), and 10,000,000 shares of undesignated preferred stock, par value $0.001 per share (“Undesignated Preferred Stock”) (the Special Director Preferred Stock and the Undesignated Preferred Stock collectively shall be referred to as the “New Preferred Stock”). On the Effective Date, the Company issued up to 20,000,000 shares of New Common Stock, 1 share of Special Director Preferred Stock and certain other securities pursuant to the Plan. Additionally on the Effective Date, the Company issued options covering 2,222,222 shares of New Common Stock under the Company’s 2002 Management Incentive Plan.

The following summary description of the shares of New Common Stock issued by the Company pursuant to the Plan is qualified in its entirety by reference to the Company’s Amended Certificate and Amended Bylaws, copies of which are incorporated by reference herein, and to the General Corporation Law of the State of Delaware.

As a result of the reorganization proceedings of the Company under the U.S. Bankruptcy Code of 1978, as amended (the “Bankruptcy Code”), the Company, pursuant to Section 1123 of the Bankruptcy Code, is prohibited from issuing any non-voting equity securities only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company. This restriction is included in the Amended Certificate.

NEW COMMON STOCK

Holders of New Common Stock are entitled to one vote per share in person or by proxy for each share held of record on all matters submitted to a vote of the stockholders of the Company on which the holders of the New Common Stock are entitled to vote. Holders of the New Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company generally. Subject to the preferences of any New Preferred Stock then outstanding, the holders of the New Common Stock are entitled to receive dividends and other distributions in cash, property or shares of stock of the Company as may be declared thereon by the Company’s board of directors from time to time out of assets or funds of the Company legally available therefor. Upon liquidation, winding-up or dissolution of the Company, whether voluntarily or involuntarily, the holders of the New Common Stock shall be entitled to share ratably in the net assets of the Company remaining after payment of all liquidation preferences, if any, applicable to any outstanding New Preferred Stock.

The New Common Stock has no preemptive or conversion rights or the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Company.

The transfer agent and registrar for the New Common Stock is EquiServe Trust Company, N.A.

According to the Company’s Amended Bylaws, the board of directors must be composed of at least one and no more than twelve directors. The Company’s board consists of nine directors. The number of directors may be changed from time to time by resolution of the board of directors. According to the Company’s Amended Certificate, the Company has a board of directors consisting of three classes, with the term of office of one class expiring each year. The three directors of the first class will hold office until the next annual meeting following the Effective Date or until a successor is duly elected and qualified, the three directors of the second class will hold office until the next succeeding annual meeting or until a successor is duly elected and qualified, and the three directors of the third class will hold office until the next thereafter succeeding annual meeting or until a successor is duly elected and qualified. Commencing with the next annual meeting following the Effective Date, each class of directors whose term shall then or thereafter expire will be elected to hold office for a three-year term. The holder of the Special Director Preferred Stock shall have the power and authority to nominate, elect, remove and replace a single member of the board. Additionally, the consent of at least two-thirds of the members of the board is necessary to change the size of the board or create an executive committee of the board, for so long as the share of Special Director Preferred Stock is outstanding.

The Company’s board of directors will have the authority, without further action by its stockholders, to issue shares of undesignated preferred stock from time to time in one or more series. The board will be able to fix the number of shares and relative designations, voting powers, preferences, participating, optional and other special rights and restrictions of that preferred stock. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock (including the Special Director Preferred Stock) could decrease the amount of earnings and assets available for distribution to holders of common stock, adversely affect the rights and powers, including voting rights, of holders of common stock, and have the effect of delaying, deterring or preventing a change in control of the Company. The Special Director Preferred Stock has certain special rights and powers set forth in the Amended Certificate. For example, for as long as the holder of Special Director Preferred Stock is entitled to designate a director, the Company may not amend its Amended Certificate to change the number of directors unless there is an affirmative vote of two-thirds of the board and it may not amend the Amended Certificate so as to adversely affect the holder of the Special Director Preferred Stock without the holder’s consent.

In accordance with Delaware law, any action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting or a vote if the action is consented to in writing by holders of outstanding stock having the votes necessary to authorize the action. The Company’s Amended Bylaws provide that the chairman of the board and chief executive officer may call special meetings of the stockholders for any purpose at any time. Further, the Amended Bylaws provide that a special meeting may be called by the secretary upon the written request of a majority of the board of directors or of any holder of Special Director Preferred Stock or of stockholders holding a majority of the entire capital stock issued and outstanding and entitled to vote. This request must state the purposes of the proposed meeting.

The Company is subject to Section 203 of the Delaware General Corporation Law, which regulates certain corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or

•	at or after the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under some circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an interested stockholder to effect various business combinations with the Company for a three-year period, although the stockholders of the Company may elect to exclude the company from the restrictions imposed under this section.

EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933

Section 1145 of the Bankruptcy Code provides that, generally, if an offer or sale is: (a) pursuant to a plan of reorganization, (b) of a security issued by a debtor, (c) in exchange for a claim against or an interest in the debtor, or principally in such exchange and partially for cash or property, and (d) to an entity that is not an underwriter, it is exempt from the registration requirements contained in Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). The offer or sale of securities in a transaction complying with these requirements is deemed to be a “public offering,” so that such securities may be resold without registration under the Securities Act and without any restrictions on resale.

Accordingly, the offer and sale of the New Common Stock to the creditors of the Company and the resale of the New Common Stock by such creditors is expected to be exempt from the registration requirements of the Securities Act because such securities will have been issued in the manner provided for in Section 1145 of the Bankruptcy Code.

Notwithstanding the foregoing, any individual or entity receiving shares of New Common Stock who may be deemed an “underwriter” or an “affiliate” under the federal securities laws will be restricted from reselling such securities until such securities have been registered under the Securities Act or unless an exemption from registration covering such resales is available therefor.

Item 2. Exhibits.

Exhibit Number	Description

2.1	Revised Third Amended Joint Plan of Reorganization of the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

2.2	Revised Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Revised Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 9, 2002, File No. 000-32421).

2.3	Order of the Bankruptcy Court, dated October 28, 2002, confirming the Company’s Revised Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NII HOLDINGS, INC.

By:	/s/ Robert J. Gilker
Name: Robert J. Gilker
Title: Vice President and General Counsel

Dated: November 12, 2002

EXHIBIT INDEX

Exhibit Number	Description

2.1	Revised Third Amended Joint Plan of Reorganization of the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

2.2	Revised Second Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Revised Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 9, 2002, File No. 000-32421).

2.3	Order of the Bankruptcy Court, dated October 28, 2002, confirming the Company’s Revised Third Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed on November 12, 2002, File No. 000-32421).